Filed by Entegris, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: January 28, 2019

ENTEGRIS/VERSUM MATERIALS MERGER

January 28, 2019

8:00 a.m. ET

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call to discuss Entegris and Versum Materials merger.

At this time, all participants have been placed on listen-only mode. The call will be open for your questions following the presentation.

As a reminder, this conference call is being recorded, and the press release and slide presentation regarding today’s announcement are available on the Investor Relations section of each company’s website. The archived replay can be accessed on both companies’ websites following the call.

If you require assistance during today’s call, please press star then zero and an operator will assist you offline.

I would now like to turn the call over to Bill Seymour, Vice President of Investor Relations for Entegris. Please go ahead.

Bill Seymour:	Thank you, Maria, and good morning. I’m Bill Seymour, Vice President of Investor Relations at Entegris.

Today, we’ll be discussing our combination with Versum Materials, which we announced earlier this morning. Entegris and Versum also issued preliminary earnings releases for the fourth quarter and full year 2018 and first quarter 2019, respectively. Those releases will be on our respective websites.

With me on the call this morning are Seifi Ghasemi, Bertrand Loy, Guillermo Novo. Also joining us are Entegris Chairman, Paul Olson; and Entegris CFO, Greg Graves.

As a reminder, any forward-looking statements we make during today’s conference call are given in the context of today only. Actual results and events could differ materially from those discussed here. Please refer to the information on the disclaimer slide in the presentation as well as the additional information contained on the regulatory filing for both companies.

I will now turn the call over to Seifi.

Seifi Ghasemi:	Thank you, Bill. Good morning, everyone, and thank you for joining us to discuss today’s news. This is a truly monumental day for both companies. We are excited about this unique transaction because of the combined companies’ attractive growth prospects, diversified portfolio, global scale and financial profile, none of which we could have achieved separately.

Together, we can leverage our complementary portfolio of world-class technology and R&D as well as our broad scale to deliver significant value to our customers and shareholders. I am honored to be Chairman of the new company and look forward to working with the Board, Bertrand and the management team to deliver on this tremendous value proposition.

With that, I’ll hand it over to Bertrand and Guillermo to take you through this exciting and value-creating transaction. Bertrand?

Bertrand Loy:	Thank you, Seifi. This is, indeed, a momentous day for our two companies and a win for both sets of shareholders, customers and employees. Today, you will hear Guillermo and me talk about the evolving semiconductor industry landscape and how combining our two companies will position us to be at the forefront of that transformation.

So let’s start with Slide 5. And I think you would agree with me that the numbers speak for themselves. In today’s environment, chip demand is continuing to accelerate, and new applications for semiconductors are emerging every day. Our customers are in a never-ending race to rapidly overcome technology hurdles and solve the industry’s toughest process challenges so that they can achieve unmatched competitive differentiation.

The combination of our companies would provide customers with a stronger partner better equipped to help through a larger global presence, increase financial stability, broader solutions portfolio and unique industry expertise across the entire semiconductor manufacturing process.

Combining Entegris and Versum will create a $9 billion premier specialty materials company, with nearly $3 billion in annual revenue and approximately $1 billion in EBITDA. The size and scope will be critical to achieving our next stage of growth.

Importantly, we will continue to have strong profitability, and we expect to improve on that profitability going forward. But we will also spend on R&D. This will not be an either-or choice for us. We are confident that we can position the combined organization to be the best innovators in the space and turn our significant R&D spend into tangible value for our customers and attractive growth for our shareholders.

This is a merger predicated on growing the top line. But nonetheless, we expect to achieve a minimum of $75 million in global – in annual cost synergies. More detail on that in a minute.

Finally, the combined company will be well capitalized with a strong balance sheet, and this will provide us with the flexibility to invest, make acquisitions and return capital to stockholders. In other words, this transaction will drive significant shareholder value.

Before I hand the call over to Guillermo, I want to thank him and his team for the extraordinary effort they have put into this transaction. We have long admired Versum, and I am excited that we will be joining forces. Guillermo?

Guillermo Novo:	Thank you, Bertrand. Good morning. First, I want to echo Bertrand’s enthusiasm for our combination. Versum and Entegris are terrific companies. And together, we will create a new premier specialty materials company that reflects our shared commitment to creating value and unlocking growth potential.

If you turn to Slide 6, you can see why we’re so excited about this merger. Versum and Entegris have highly complementary portfolios that together will be the most comprehensive in the industry. While there’s little product overlap, we do share many customers. The combined company will provide a more diversified portfolio for these customers.

Our world-class technological and R&D capabilities will ensure that we’re better able to meet our customers’ evolving needs for new materials at a time when the industry is growing and becoming more complex. We will be better positioned to develop new technologies faster, which will keep both our combined company and our customers at the forefront of the industry.

And as Bertrand highlighted, we will increase global scale and financial strength, stability and flexibility. We also know that, as a larger company, we’ll be able to attract an even broader set of investors. When we put it all together, we believe we will yield significant value to shareholders, customers and employees.

Turning to Slide 7. What we’re announcing today is a true merger of equals. We are bringing together two very strong companies with key business lines and making them even more competitive.

With enhanced global scale and world-class technical expertise, we will be poised to drive further innovation and support investments across our world-class capabilities. This will enable us to better serve our customers and provide expanded opportunities for our employees.

Before I turn the call back over to Bertrand, I’d like to thank the Versum employees for their hard work. Your dedication, vision for the company we are today and unwavering commitment to our customers have built a great company. And given that, it is exciting to know that the best is still yet to come.

Bertrand?

Bertrand Loy:	Thank you, Guillermo. Turning to Slide 8. The terms of the transaction are straightforward and consistent with what you would expect to see in a merger of equals.

Under the agreement, this is an all-stock transaction, and it is – and it was unanimously approved by the boards of both companies. Entegris stockholders will own 52.5 percent of the combined company, and Versum stockholders will own 47.5 percent.

Upon closing of the transaction, Seifi will be Chairman of the Board. I will serve as CEO, and Greg Graves will serve as CFO. Michael Valente, Versum’s General Counsel, will serve as General Counsel of the new combined company. Additional senior leadership positions will be named at a later date.

The new company’s Board of Directors will be composed of five existing Entegris directors and four existing Versum Directors, including Seifi and myself. The merger is expected to close in the second half of 2019, subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of both companies.

Moving to Slide 9. As a combined company, we will be primarily focused on the semiconductor industry, which is a great place to be. For decades, the industry was dependent on singular drivers such as PCs and smartphones, which resulted in slow growth and volatility. But the industry has changed significantly.

We’re now seeing the emergence of new applications driven by the fourth Industrial Revolution, applications such as artificial intelligence, IoT and cloud computing.

All these trends will drive semiconductor demand to new heights, and importantly, will provide greater stability for the semiconductor industry. As a result, we expect wafer stocks will be growing at twice the rate of GDP for many years to come.

The combined company will be primarily unit-driven, and therefore, will be ideally positioned to benefit from the industry’s long-term secular growth.

As we turn to Slide 10, to enable this next generation of digital transformation, the global IT infrastructure and semiconductor design will require new levels of device performance and reliability. This means new precision materials optimized for the next generation of device architectures, and importantly, new and higher levels of purity for those materials.

The combined company will be uniquely positioned to address this issue for our customers. Ultimately, this ability to deliver the speed and reliability that the digital transformation demands will allow us to expand our served addressable market and offer us new growth opportunities.

Let’s turn to Slide 11. As you can see, the combined company will be in a position to offer their unique value proposition for our customers. These capabilities will be based on a set of core technologies such as separation technology, polymer science, synthesis capabilities and sensing and control.

Importantly, we will also leverage our enhanced infrastructure and greater scale. This includes our unparalleled global laboratories infrastructure, best-in-class metrology capabilities, expanded global manufacturing footprint and world-class operational excellence. Bottom line, our new capabilities will allow us to offer our customers faster time to solution.

Moving to Slide 12. We believe this unique value proposition to customers will translate into significant revenue synergies. In the short term, these synergies will be driven by cross-selling across major customers and geographies. And soon thereafter, we will have an opportunity to develop co-optimized products and solutions.

All of this will lead to clear market expansion and market share growth. This is the one area that gets me the most excited when I think about the power of this combination.

In addition to these revenue synergies, we expect more than $75 million in annual cost synergies to be achieved within the first year post close, mostly from SG&A, such as facilities optimization, administrative functions and rationalization of public company costs. From a supply chain standpoint, we also expect to drive efficiencies in manufacturing, logistics and procurement.

Finally, we expect to implement $10 million to $15 million of CapEx synergies within the first year post close, primarily driven by things like improved fleet management, analytical equipment and capabilities as well as the option of optimizing manufacturing laboratories expansions.

As we move to Slide 13, we have significant M&A experience and a strong track record of execution with a proven ability to integrate and exceed synergy targets. Our past experience gives us confidence in our ability to successfully integrate our two companies and capture the full value inherent to this combination.

From now through close, we will have a dedicated group of people from both Entegris and Versum who will assist with the integration efforts. Most importantly, we will do all we can to preserve and build on the great customer and employee-centric cultures that drive Entegris and Versum.

As we finish up on Slide 14, we believe this transaction is a true merger of equals that is expected to unlock significant value for all constituents. For both sets of shareholders, we believe this combination creates a company with an even more attractive growth profile; a broader, diversified technology portfolio; attractive and stable margins; increased flexibility and enhanced scale.

For our customers, they will benefit from a much broader infrastructure in capabilities and global scale. We will also have unique product breadth and depth. We will have the R&D firepower and enhanced technical capabilities to enable us to better address customers’ evolving needs. And best of all, we can deliver solutions faster.

When you put all of this together, we expect to deliver significant value creation to our shareholders, our customers and our employees.

I look forward to working with our combined best-in-class management team to capture the expanded potential that we will have together with Versum. I know that Guillermo shares my confidence in the path ahead.

Thank you again for joining us today. I will now turn it back over to the operator for questions. Operator?

Operator:	Thank you. The floor is now open for questions. At this time if you have a question please press star one on your touchtone phone. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. In the interest of time we do ask that you limit yourself to one initial and one follow-up question.

Our first question comes from the line of Patrick Ho of Stifel.

J. Ho:	Thank you and good morning and congratulations to you, Bertrand and Guillermo, for this deal. Maybe as we look at the cost synergies that you provided on the call and in your presentation, you talk about the 75 percent coming from the OpEx and SG&A line, if there’s any incremental upside would that be coming from the cost of good line on a going-forward basis when you talk about some of the manufacturing and logistics on the supply chain front?

Bertrand Loy:	Good morning, Patrick, and thank you for the kind words. As mentioned in my preliminary remarks, the bulk of the $75 million of synergies will be coming from SG&A. We, however, expect to find a number of opportunities to improve the cost structure as we optimize our logistics and manufacturing platforms as well.

So to your point, we will not left any stone unturned. Our objective is to try a minimum of $75 million, and you should expect those synergies to be found in many different areas in the P&L.

Patrick Ho:	Great. And maybe as my follow-up question, in terms of some of the development work that both companies have done and how you expect to accelerate them as a combined company, given a lot of the changes that continue to go on in the semiconductor industry, with the new introduction of cold wall and other types of material, can you give a little bit of color how you believe you can accelerate the development of not only new materials but different uses of materials for your customers?

Bertrand Loy:	I think, Patrick, you are, indeed, talking about what is the most exciting part of this combination. It will be the unique capability to provide solutions that nobody else will be able to develop.

If you think about what this industry needs, it’s about a new set of materials with higher performance, but they need those materials to be stabilized. They need those materials to be brought to much higher levels of purity. And as importantly, we need to be in a position to transport from the point of manufacturing to the point of using those materials in a very safe way.

If you think about the portfolio of the combined company, we will be the only supplier in the market able to provide this comprehensive value proposition. And that is, indeed, the excitement around this combination.

Patrick Ho:	Great, congrats. And thank you again.

Bertrand Loy:	Thank you.

Operator:	Our next question comes from the line of Kieran De Brun of Credit Suisse.

Kieran Christopher De Brun:	Good morning and congratulations on the merger. You mentioned having around 1.1x net debt following the merger, and that gives you a lot of opportunity to pursue organic and inorganic initiatives. I know it’s really preliminary, but are there any areas that you’ve look at this combined portfolio where you potentially would like to expand or participate in that you’re currently not in? Thank you.

Bertrand Loy:	So I agree. I think that one of the very interesting attributes of this combination will be the very strong balance sheet. Low leverage ratio as of right now. Certainly, very profitable platform going forward. The combined company will be generating approximately $1 billion of EBITDA annually. So this will actually give us a lot of optionality with the balance sheet.

I believe it’s way too early for us to talk about how we will be deploying our capital going forward. Right now, the team is very focused on integrating those two platforms, very focused on creating the right benefits for our customers and making sure that we unlock the value for customers and for our employees.

Kieran Christopher De Brun:	Great, thank you very much. And then you mentioned revenue synergies as being the most kind of exciting opportunity going forward. I know this also might be preliminary, but are there any areas that you’ve already maybe looked at or seen where you might have potential cross-selling opportunities or areas to have more integrated solutions going forward?

Bertrand Loy:	So in the short term, we’ll be exploring cross-selling opportunities. It is fair to say that each company has different levels of strength in its customer relations, so we will be leveraging their respective strength at various different customers. And that is something that I believe we should be able to do within the first year or two post combination.

And then after that, what is actually more exciting is the opportunity to co-optimize our products and solutions, and down the road, to actually develop system solutions for our customers in order to enable the next generation of materials and make sure that those materials can be delivered on to the wafer at the right level of purity.

So it’s going to be a process. I think you could see some quick wins in the first year or two. But I think the bigger wins, the more meaningful wins, the things that are really very exciting about this platform will probably take three to four years before we would be in a position to unlock them.

Kieran Christopher De Brun:	Great, thank you very much.

Operator:	Our next question comes from the line of Toshiya Hari of Goldman Sachs.

Toshiya Hari:	Hi, good morning. Thanks very much for taking the question and congrats to all you guys on the deal. Bertrand, as you mentioned in your prepared remarks, you have a very strong track record of buying a company and integrating companies. What would you say are some of the similarities or differences between Versum and, say, ATMI and SAES more recently?

Bertrand Loy:	Good to hear you, Toshiya. The – I think that the biggest similarity is in the business models. Both companies have very customer-centric business models. I think that the cultures of ATMI, the cultures of Versum, the cultures of Entegris are very similar, very compatible. And that’s extremely important, as you know, when combining and when putting together teams. So I like what I see, and I think that this is actually very positive.

Having said that, every integration is different, so we will be using some core principles that have worked for us in the past, which is really to put the customer first, to put speed over perfection and really to have a lot of very tangible goals for the organization so that we minimize any disruption, any confusion that this combination could create within our teams and within our customers.

Having said that, again, we will be creating an integration office. That integration office will leverage talented people from both organizations so that we can actually design an organization and design a strategy for the combined company that could have the most impact for customers, and obviously, for shareholders.

Toshiya Hari:	Great. And then as a quick follow-up. Can you size the overlap between the two companies? I realize it must be pretty small, but if you can size that and what sort of regulatory response you might expect. And also from a customer perspective, I think, different field, but in semi cap equipment, a couple of deals were met with opposition from customers. What sort of customer response would you expect for this deal?

Bertrand Loy:	So there is very little overlap between the two platforms, and that’s why this combination is powerful, and that’s why this combination is exciting. It’s very complementary. And I believe as a result that our customers will see the value that they will be in a position to benefit and create for themselves as they collaborate and engage with the new combined company. So because of that limited overlap, we do not anticipate any significant regulatory hurdles.

Toshiya Hari:	Thank you and congrats again.

Bertrand Loy:	Thank you.

Operator:	Our next question comes from the line of Laurence Alexander of Jefferies.

Laurence Alexander:	Good morning. I guess two questions. First, can you address overlap, not so much in terms of product overlap, but what percentage of your sales for each company is to customers that the other company does not have as customers? Is there clear – in terms – just to give us a sense for how much whitespace there is for cross-selling?

And secondly, can you give a feel for how you think about the longer term? Like what more diverse business lines should be to carry in terms of fair leverage ratios? It seems to me that’s 1.5 to 2x should be supportable for this business across the cycle. But how do you think about that?

Bertrand Loy:	Right. So let me start with the second question, which is the – I mean – we, today our leverage ratio is just around 1. As a stand-alone company, Entegris had indicated in the past that we would be comfortable levering up to about 2x EBITDA. I will not speculate on what is the right level of debt for the new combined company. These will be topics that we will be discussing post close.

As it relates to the first question, it was around – customers – cross-selling opportunities. This – both companies have been selling to the same customers, so they are actually – when I talk about cross-selling opportunities, it is really more about leveraging relationships, leveraging existing engagement that each of the companies may have with certain customers in Korea, in Japan.

I think that the relative strength of the two companies is not symmetrical in those geographies, and I think that there is some value to be created as we engage differently and better with certain customers in Japan and in Korea in particular.

Laurence Alexander:	So just to clarify, is it fair to say that any cross-selling synergy is a very long tail as opposed to some kind of quick surge of winning a few key accounts?

Bertrand Loy:	I believe I mentioned earlier that I believe the cross-selling opportunities would probably be realized within a one to two year time frame.

Laurence Alexander:	OK, perfect. Thanks.

Bertrand Loy:	Thank you.

Operator:	Our next question comes from the line of Sidney Ho Deutsche Bank.

Shek Ming Ho:	Thanks for taking my questions and congrats on the transaction. You talked about revenue synergies from cross-selling and co-optimized products and integrated solutions. Are those synergies more confined to your Specialty Materials business? Or do you think it will have an opportunity to cross over to your other two businesses as well?

Bertrand Loy:	I believe it – there will be opportunities across all business platforms. So clearly, in Specialty Materials, but I would expect also a lot of opportunities in the GSS part of Versum’s portfolio. I would just point to the fact that we had similar expectations when we acquired ATMI five years ago now.

We had clearly articulated those various elements of the cost synergies we were expecting to realize. And if you look at our growth performance over the last five years, we’ve been able to outpace the market consistently by 100 to 200 basis points.

The reason we’ve been able to outpace the market by 100 to 200 basis points is absolutely driven by the positive synergies that we’re able to unlock following the ATMI acquisition. I believe we will be in a position to do exactly the same as we combine Versum and Entegris. And that’s once again why we are excited by this combination.

Shek Ming Ho:	And my follow-up is that – I’m not as familiar with Versum’s delivery systems business. But do you think there will be any dis-synergies now that you will be competing with some of your customers? Or do you think it’s an area that you can grow more aggressively as a combined company?

Bertrand Loy:	This is something that we’ll be very focused on. This is an industry that is a small industry. We have many, many situations where the same company can be a supplier, can be a customer and can be a competitor. And we have done a great job as an industry, as an ecosystem, to find different rules of engagements depending on those various situations.

I think that our customers really just want to work with the best, and we’ll actually make sure that we can collectively create conditions where we can harmoniously collaborate and compete. So I don’t think – I’m not overly concerned about those situations.

Shek Ming Ho:	OK. Maybe I can squeeze one in. Versum historically has spent quite a bit less on OpEx as a percentage of sales than Entegris. I’m curious if you think you will be reinvesting some of the cost synergies that you mentioned into the business.

Bertrand Loy:	We’ll reinvest in R&D. We made that clear. We really want this platform to be the leading innovator in the industry. We don’t expect to have to reinvest meaningfully in SG&A. I believe that the reason why Versum was able to have a lower SG&A structure than us was inherent to their business. And we certainly will not be adding additional costs to support those business lines.

Shek Ming Ho:	Great, thank you very much and congrats.

Bertrand Loy:	Thank you.

Operator:	Our next question comes from the line of Amanda Scarnati of Citi.

Amanda Marie Scarnati:	Good morning. Can you just talk a little bit about the overarching driver for the merger? Was it coming down from customers who wanted to see more product offerings from either Entegris or Versum? Was it the synergies that were going to be recognized and drive EPS growth? Or was it something else entirely that drove the merger idea?

Bertrand Loy:	I think it was – the simple answer is that we’ve known Versum for a long time, and we’ve been tracking their performance, and we’ve been very impressed with their performance ever since they spun out from Air Products. I think that respect is mutual, and we really felt that there could be significant value to be created by combining those two platforms. And that’s really what has been driving the early days discussion.

And the more we’ve been discussing the possibilities behind this combination, the more we’ve been excited about the future prospects for the combined company, and that led us very naturally to discussing the terms of a merger of equals.

Amanda Marie Scarnati:	And then just talking a little bit more about cash. I know you’ve mentioned this a little bit already, but how do you look at cash going forward? Is there a continued priority to pay down debt? Is it repurchasing shares? Is it looking at additional acquisitions going forward or investing back into this combined business?

Bertrand Loy:	So between now and close, both companies will most likely keep doing what they’ve been doing. For us, it means that we intend to continue to pay our dividends, for instance. In terms of the capital allocation choices that we will be making following the close, it’s just too early for us to discuss that. So stay tuned. We will provide a lot more details after the closing.

Amanda Marie Scarnati:	Thank you.

Operator:	Our next question comes from the line of Christian Schwab of Craig-Hallum Capital.

Christian David Schwab:	Hey, good morning guys. Congrats. Can you give us – I know you said predominantly unit-driven on a combined basis, but can you give us a rough percentage of the combined business that’s unit-driven?

Bertrand Loy:	Yes. First thing, it will be about 30 percent CapEx, 70 percent unit-driven. We will fine-tune those numbers after closing.

Christian David Schwab:	Yes. That’s in the ballpark. Thank you Bertrand. On a combined basis, in line with some of the similar questions that have already been asked, how much cash is actually needed on a combined basis to run the company?

Bertrand Loy:	I would estimate – I would estimate that to be around $200 million. Again, it’s just a very rough estimate. We will provide a lot more clarity in due time, which really means after closing.

Christian David Schwab:	Perfect. And I’m not familiar with Versum. What percentage of their cash is domestic?

Bertrand Loy:	I probably will have to get back to you with the precise number, but about half.

Christian David Schwab:	Half? All right. Perfect. And then lastly, it wasn’t clear to me, which regulatory approvals are needed for this transaction?

Bertrand Loy:	So this is obviously a topic of discussion right now with our legal advisers, but we would expect to file in all of our major markets.

Christian David Schwab:	OK. Perfect. No other questions. Thanks.

Bertrand Loy:	Thank you.

Operator:	Our next question comes from the line of Mike Harrison of Seaport Global Securities.

Jacob P. Schowalter:	Good morning. This is Jacob on for Mike. Congratulations on the merger.

Bertrand Loy:	Thank you.

Jacob P. Schowalter:	So my question, looking at the percentage split of the ownership, Entegris at 52.5 percent, Versum at 47.5 percent, not being critical of those numbers, but just sort of how did you arrive at that split and sort of the negotiation process? Maybe a little look into that.

Bertrand Loy:	So once we agreed on the principle of a merger of equals, then the next question was really around trying to find a fair and adequate exchange ratio. As you know, there’s a fair amount of volatility in our respective stocks, so we had to look back over different time series.

And if you look at 90 days out, if you look at 180 days or so, you get to that exchange ratio of 1.12. And that’s how we got collectively comfortable that it was the right exchange ratio for this transaction, consistent with the terms and the desire to have a merger of equals structure.

Jacob P. Schowalter:	All right. Fair enough. And then just curious – Guillermo, I didn’t hear what your plans are for the combined company, sort of what you and George are planning on working on.

Guillermo Novo:	I think it’s very simple. We just announced this. We’re totally committed. This is the right deal strategically. I think you’ve heard all the reasons why. We’re just focusing on executing for close. There’s a lot of exciting projects for us that we want to make sure that we maintain momentum. This is part of what the future is about. So it’s about continuing doing what we’re doing.

Jacob P. Schowalter:	All right. Thank you.

Operator:	And ladies and gentlemen, we have time for one more question. Our final question will come from the line of Chris Kapsch of Loop Capital Markets.

Christopher John Kapsch:	Good morning and congratulations. I have a couple of questions. One – and I apologize if you touched on this. But just the cash-out required for both the transaction expenses as well as the cash required to get after the $75 million in synergies and the timing on the latter.

Bertrand Loy:	Yes. So Greg, do you want to…

Gregory B. Graves:	Chris, I would say we’ll be better prepared to comment on that in the coming weeks. We sort through some of our retention-related issues and those types of things.

Christopher John Kapsch:	OK. Fair enough. And then more broadly, this consolidation is not at all inconsistent with the strategic narrative from both companies. Clearly, what we’ve seen over the last several years is a wave of consolidation amongst your customer base in the semiconductor industry. And you guys have talked about the need for suppliers to also have greater scale to address the needs of those consolidating customers.

So it seems like a natural sort of fit, obviously, as you guys have described. I guess, the question is, as your customers are bigger and needing more sophisticated, more innovative and larger, more reliable quality suppliers like both companies are, is there an opportunity, from that standpoint, to gain market share with the industry leaders at the customer base?

Bertrand Loy:	Chris, I think you answered your own question. Absolutely. I think that we believe that combining this platform will, number one, help us grow our SAM because of the greater material intensity that you are well aware of because of all the opportunities around the need for greater purity requiring more filters and better filters.

But again, as I said many times before, the capabilities of this platform will be absolutely unique. And as a result, I believe we will be in a great position to gain market share as well. So I – that’s – again, that’s why we’re so excited about this combination.

Christopher John Kapsch:	And then just one other follow-up. I think I remember specifically from a one-on-one meeting that the overlap, which is described as, call it, 15 percent of the combined portfolio. But I think that 15 percent was just more in applications where you overlapped as opposed to competing.

Is that a right characterization? If you could provide any color on sort of that sliver of where you do sort of overlap, if you will? Thank you. And congrats.

Bertrand Loy:	Yes, Chris. That’s the right characterization. I mean, the – we – there are very, very limited areas where there is direct competition between the two companies. And that’s really what led me to characterize this combination as highly complementary. And it’s probably one of the most complementary combinations that could be had in this space.

Christopher John Kapsch:	OK, thank you very much and good luck as you progress here. Thanks.

Bertrand Loy:	So thank you all for joining us today. I think it is clear that we are all very enthusiastic about what our two companies can do together. And we look forward to speaking with you some more in the coming weeks. Thank you.

Operator:	Thank you, ladies and gentlemen. This does conclude today’s conference call. You may now disconnect.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Entegris’ and Versum Materials’ control. Statements in this communication regarding Entegris, Versum Materials and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Entegris’ and Versum Materials’ business and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Entegris’ and Versum Materials’ control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Entegris’ and Versum Materials’ products and solutions; (ii) the ability to meet rapid demand shifts; (iii) the ability to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the concentrated customer base; (v) the ability to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability to protect and enforce intellectual property rights;

(vii) operational, political and legal risks of Entegris’ and Versum Materials’ international operations; (viii) Entegris’ dependence on sole source and limited source suppliers; (ix) the increasing complexity of certain manufacturing processes; (x) raw material shortages and price increases; (xi) changes in government regulations of the countries in which Entegris and Versum Materials operate; (xii) the fluctuation of currency exchange rates; (xiii) fluctuations in the market price of Entegris’ stock; (xiv) the level of, and obligations associated with, Entegris’ and Versum Materials’ indebtedness; and (xv) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Entegris’ businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Entegris’ and Versum Materials’ ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction-related issues. For a more detailed discussion of such risks and other factors, see Entegris’ and Versum Materials’ filings with the Securities and Exchange Commission, including under the heading “Risks Factors” in Item 1A of Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed on February 15, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, filed on November 21, 2018 and in other periodic filings, available on the SEC website or www.entegris.com or www.versummaterials.com. Entegris and Versum Materials’ assume no obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this communication, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris and Versum Materials. In connection with the proposed transaction, Entegris intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Entegris and Versum Materials that also constitutes a prospectus of Entegris. Each of Entegris and Versum Materials also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Entegris and Versum Materials. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Entegris and Versum Materials, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://www.entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at 978-436-6500. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at investors.versummaterials.com or by phone at 484-275-5907.

Participants in the Solicitation

Entegris, Versum Materials and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 28, 2018, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 15, 2018. Information about the directors and executive officers of Versum Materials is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on December 20, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or Versum Materials using the sources indicated above.